

April 23, 2019

<u>**Via E-Mail**</u>

Eleazer Klein
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re: Mack-Cali Realty Corporation**
> **PRRN14A filed on April 22, 2019**
> **Filed by Bow Street LLC *et al.***
> **File No. 1-13274**

Dear Mr. Klein:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the revised filing listed above. Our comments follow. All defined terms used here have the same meaning as in your proxy statement, unless otherwise indicated.

Revised Preliminary Proxy Statement filed on April 22, 2019

1. Refer to comments 2 and 3 in our prior comment letter dated April 19, 2019 and your response, including the revised disclosure provided in your amended preliminary proxy statement. While the revisions to your proxy statement (on page 1, footnotes 1 and 2) provide clarification on how you calculated NAV for ApartmentCo, expand to explain the basis for your belief that ApartmentCo's stock would trade at NAV. To the extent that such assumption is based on trading value of other publicly-traded REITs, explain how they compare to ApartmentCo in terms of financial leverage and debt levels.

2. See our last comment above. Revise to include a disclaimer about the risk that the immediate value provided to Mack-Cali shareholders through your Transaction Proposal could be less than your $27-$29 per share estimate.

3. Refer to comment 5 in our prior comment letter dated April 19, 2019 and your response, including the revised disclosure in footnote 3 on page 4 of the revised proxy statement. Quantify the "substantial positions" you maintain in the REITs listed, which you cite as demonstrating Bow Street's "track-record of heavy investments in REITs."

4. Refer to comment 6 in our last comment letter, and your response. Your response states that "currently Bow Street and DWREI are not party to any formal arrangements or understandings with respect to the acquisition of Mack-Cali." If those entities are party

to any informal arrangements or understandings, with respect to the Transaction Proposal or otherwise, relating to Mack-Cali, please describe in your revised preliminary proxy statement. Please revise or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions